Exhibit 2.s.2

Computation of Ratio of Earnings to Combined Fixed Charges and Dividends on Mandatorily Redeemable Preferred Stock

(Dollars in Thousands, Except Ratios)

	For the Year Ended March 31,
	2018	2017	2016	2015	2014
Net investment income	$21,960	$22,422	$20,716	$19,897	$19,307
Add: fixed charges and dividends on mandatorily redeemable preferred stock	14,517	14,109	14,036	8,799	5,959

Earnings	$36,477	$36,531	$34,752	$28,696	$25,266
Fixed charges and dividends on mandatorily redeemable preferred stock:
Interest expense on borrowings	4,034	3,540	4,154	3,539	2,075
Amortization of deferred financing costs and discounts	1,468	1,875	1,908	1,329	1,024
Dividends on mandatorily redeemable preferred stock	9,005	8,683	7,963	3,921	2,850
Estimated interest component of rent expense	10	11	11	10	10

Total fixed charges and dividends on mandatorily redeemable preferred stock	$14,517	$14,109	$14,036	$8,799	$5,959
Ratio of earnings to combined fixed charges and dividends on mandatorily redeemable preferred stock	2.5	2.6	2.5	3.3	4.2

The calculation of the ratio of earnings to combined fixed charges and dividends on mandatorily redeemable preferred stock is above. “Earnings” consist of net investment income before fixed charges. “Fixed charges and dividends on mandatorily redeemable preferred stock” consist of interest expense on borrowings, amortization of deferred financing costs and discounts, dividends on mandatorily redeemable preferred stock, and the portion of operating lease expense that represents interest. The portion of operating lease expense that represents interest is calculated by dividing the amount of rent expense, allocated to us by our Administrator as part of the administration fee payable under the Administration Agreement, by three.